UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

COUGAR BIOTECHNOLOGY, INC.

(Name of Subject Company)

COUGAR BIOTECHNOLOGY, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

222083107

(CUSIP Number of Class of Securities)

Alan H. Auerbach

Chief Executive Officer

10990 Wilshire Blvd, Suite 1200

Los Angeles, California 90024

(310) 943-8040

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles K. Ruck

B. Shayne Kennedy

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, California 92626-1925

(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Cougar Biotechnology, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on June 5, 2009 (together with any amendments and supplements thereto, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Kite Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Johnson & Johnson, a New Jersey corporation, disclosed in the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 5, 2009, as amended, to purchase all of the outstanding shares of common stock of the Company, par value $0.0001 per share (the “Shares”), at a purchase price of $43.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 5, 2009 as amended or supplemented from time to time and in the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text to the end of Item 8:

At 5:00 p.m., New York City time, on Thursday, July 9, 2009, the subsequent offering period of the Offer expired as scheduled. The subsequent offering period was not extended. The Depositary has advised the Company that, as of the expiration of the subsequent offering period of the Offer, a total of approximately 20,148,930 Shares were validly tendered pursuant to the Offer and not withdrawn, representing approximately 95.9 % of the Shares then outstanding. The Purchaser has accepted for payment all of such Shares.

Johnson & Johnson has advised the Company that, pursuant to the terms of the Merger Agreement, it intends to immediately consummate the Merger of the Purchaser with and into the Company, with the Company continuing as the surviving corporation, wholly-owned by Johnson & Johnson. As described in the Merger Agreement, each of the remaining Shares outstanding (other than (i) Shares held by the Company as treasury stock or owned by Johnson & Johnson or their respective subsidiaries, which will be cancelled and will cease to exist, and (ii) Shares owned by the Company’s stockholders who perfect their appraisal rights under the DGCL) will be converted into the right to receive $43.00 net in cash, without interest and less any required withholding taxes, which is the same amount per Share that was paid in the Offer. Following the Merger, the Shares will no longer be listed on the NASDAQ.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

COUGAR BIOTECHNOLOGY, INC.

By:	/s/ Alan H. Auerbach
Name:	Alan H. Auerbach
Title:	Chief Executive Officer

Dated: July 9, 2009